SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 22, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53.3.0000581 -8

Minutes of the Board of Directors Meeting
Held on April 6th, 2005

Date and time:
On April 6th, 2005, at 11:30 a.m

Place:
In the city and state of Rio de Janeiro, at Av. Presidente Wilson, 231, 28° andar (parte).

Call:
Call made through Brasil Telecom Participações S.A. (“BTP” or “Company”)’s Board of Directors Meeting, held on March 29, 2005, at 3 p.m., with the unanimous approval of the Board of Directors’ members.

Presence:
The following official members of Company’s Board of Directors were present: Luis Octavio da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas, Lênin Florentino de Faria and Fabio de Oliveira Moser. The following Board of Directors’ alternate member was also present: Mrs. Daniela Maluf Pfeiffer. Mr. Luiz Otávio Nunues West, representing Company’s Fiscal Council, was also present.

Meeting’s board:
President: Mr. Luis Octavio da Motta Veiga. Secretary: Mr. João Eduardo de Villemor Amaral Ayres.

Day’s Agenda:
To deliberate on (i) BTP’s and its controlled companies’ business plan for the 2005/2007 triennium; and (ii) BTP’s and its controlled companies’ budget for fiscal year 2005;

Resolutions:

Starting the meeting, the Board of Directors’ Chairman registered the receipt, by the members of this Board, of Vote Instruction addressed to the members elected by Invitel S.A. (“Invitel”)’s designation, as a result of Invitel’s Prior Meeting, held on this same date, at 9 a.m., for the purposes of paragraphs 8 and 9 of Article 118 of Law N. 6,404/76 inclusive, a copy of the Vote Instruction having been filed at BTP’s headquarters.

It was resolved by the Members present at the meeting that these minutes would be drafted in summarized form.

(1) The following has been submitted by BTP’s Executive Officers: (i) BTP’s and its controlled companies’ business plan for the 2005/2007 triennium; and (ii) BTP’s and its controlled companies’ budget for fiscal year 2005. Several questions were raised by the Board’s members, for which BTP’s Executive Officers presented the necessary clarifications.

Afterwards, the matter was put to the vote, the Company’s Board of Directors members having approved, by unanimity of votes, (i) BTP’s and its controlled companies’ business plan for the 2005/2007 triennium; and (ii) BTP’s and its controlled companies’ budget for fiscal year 2005, with the following reservations:

As far as the Budget is concerned, in the item “Investments – Regulatory”, the amount of R$ 500 million (in BT’s budget) has been approved, taking into consideration the uncertainties in connection with the negotiation with Anatel. Therefore, considering a final decision from Anatel is taken by the end of the first semester, 2005, then a revision of the approved budget shall be made, if necessary, when such decision is made.

In regards to the Business Plan, the investments provided for in BT’s budget have been approved on a non-definitive basis, and new discussions shall occur upon the approval of the annual budgets in light of the scenario of the moment, specially with respect to Anatel’s requirements.

(2) All the proposals, studies and/or documents presented in this meeting have been duly initialed by the President and by the Secretary and shall be filed at the Company’s headquarters.

Closing:
Nothing further to be discussed, the meeting was closed and these Minutes were written and after being read and approved, such minutes were signed by the members of the Board who attended the meeting.

I hereby certify that this is a true and faithful copy of the minutes transcribed in the proper book.

Rio de Janeiro, April 06, 2005.

________________________________________ Luis Octavio C. da Motta Veiga	____________________________________ João Eduardo de Villemor Amaral Ayres.
Meeting’s President	Meeting’s Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer